July 12, 2021

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	David Gessert
Sasha Parikh
Lynn Dicker
Christine Westbrook

Re:	Yubo International Biotech Limited
Amendment No. 1 to Registration Statement on Form S-1
CIK No. 000895464
File No. 333-255805

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on May 6, 2021 (the “Registration Statement”), as set forth in your letter dated June 3, 2021 addressed to Jun Wang, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, and certain other updates, including the financial results and financial statements of the Company for the three months ended March 31, 2021.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1.

Registration Statement on Form S-1

Cover Page

1.

Please revise the outside front cover page of your preliminary prospectus to separately state the title and amount of securities offered by you directly and the title and amount of securities offered by the selling security holders.

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U.S. Securities and Exchange Commission

July 12, 2021

Response to Comment No. 1:

The cover page of the preliminary prospectus has been revised in response to the Staff’s comment.

2.

Please expand your tabular disclosure to show the gross and net amount of offering proceeds to you under scenarios assuming you sell less than one hundred percent of the offering (e.g., assuming you sell 25%, 50%, 75% and 100% of the offering). Please make corresponding tabular disclosure in the Use of Proceeds section on page 23.

Response to Comment No. 2:

The cover page of the preliminary prospectus and the “Use of Proceeds” on page 23 have been revised in response to the Staff’s comment.

3.

We note your disclosure on page 27 indicating that selling shareholders may sell shares at prevailing market prices and/or in privately negotiated transactions. It appears that your common stock is quoted on the OTC Pink tier of the OTC Markets. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares of your common stock will be sold until your shares are quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response to Comment No. 3:

The Company advises the Staff that the selling stockholders will be offering their respective shares of common stock for resale at a fixed price of $0.50 per share, and the Company has revised the relevant disclosure on the cover page, and pages 26 and 27 accordingly.

Prospectus Summary

Corporate Overview, page 1

4.

We note your statement here and on pages 18, 64 and 76 that you are a “leading supplier of innovative products that process, store and administer therapeutic doses of endometrial stem cells for treatment of disease and injuries in the PRC.” We further note that you had $1.4 million in gross revenues in fiscal year 2020 and no revenues in fiscal year 2019 and that you disclose in a risk factor on the top of page 9 that you do not currently have any approved or commercialized products. Please expand to provide the basis for your statement or revise.

Response to Comment No. 4:

The Company has revised the disclosure on pages 1, 30 and 48 in response to the Staff’s comment.

5.

Please expand your disclosure to clearly identify your current products offered and your products under development. Additionally, identify the diseases and/or injuries that are targeted by each product. Further, identify the geographic markets you target.

Response to Comment No. 5:

The Company has revised the disclosure regarding its product offerings on page 32 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

July 12, 2021

6.

Please expand your disclosure to describe the reverse merger by which you were acquired by Platinum International Biotech Co. Ltd. on January 14, 2021 and summarize the recent organizational development of both Yubo (formerly Magna-Lab, Inc.) and Platinum International Biotech Co. Ltd.

Response to Comment No. 6:

The Company has added disclosure summarizing the reverse merger with Platinum International Biotech Co. Ltd. and recent corporate development of both Yubo and Platinum International Biotech Co. Ltd. on pages 1 and 2 in the “Prospectus Summary” section in response the Staff’s comment.

Risk Factors, page 3

7.

Revise and organize the risk factors section to disclose the material risks related to your current status and planned operations with the most significant risks clearly identified. Please also relocate risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.” Additionally, please revise to include in the Summary a series of concise, bulleted or numbered statements summarizing the principal factors that make an investment in your company or this offering speculative or risky. Refer to Item 105 of Regulation S-K for guidance:

Response to Comment No. 7:

The Company has revised the “Risk Factors” section from page 4 through page 21, including relocating certain risk factors under the caption “General Risk Factors”, in response to the Staff’s comment. In addition, the Company has added a summary of material risk factors on pages 2 and 3 in the “Prospectus Summary” section in response to the Staff’s comment.

8.	Please add a risk factor highlighting the risk that you do not have a separate audit committee comprised of independent directors, as referenced on page 54.

Response to Comment No. 8:

The Company has revised the disclosure in the relevant risk factors addressing the material weaknesses in the Company’s internal control over financial reporting, including the lack of an audit committee comprised of independent directors, on page 12 in response to the Staff’s comment.

9.

Please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China. Please ensure you acknowledge Article 177 of PRC Securities Law effective March 2020, possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within China. For guidance, refer to CF Disclosure Guidance Topic No. 10, “Disclosure Considerations for China-Based Issuers.” Additionally, please discuss under an appropriate heading in the Risk Factors section the impact the Holding Foreign Companies Accountable Act may have on your business.

U.S. Securities and Exchange Commission

July 12, 2021

Response to Comment No. 9:

The Company would like to point out for the Staff that it has addressed the limiting effects of Article 177 of PRC Securities Law on page 17 of the Registration Statement on Form S-1 filed with the Commission on May 6, 2021, and has further revised disclosure in the relevant risk factor on page 16 in response to the Staff’s comment.

The Company supplementally advises the Staff that because the Company’s auditor is located in the United States and therefore, is subject to the inspection by the PCAOB, the impact of the Holding Foreign Companies Accountable Act on the business of the Company is immaterial.

10.

We note your disclosure on page 32 that you own two invention patents in the PRC. Please add a risk factor highlighting the risk that intellectual property rights and protections in the PRC may be insufficient to protect your intellectual property in China.

Response to Comment No. 10:

The Company has revised the disclosure in the relevant risk factor on page 11 in response to the Staff’s comment.

11.

We note your disclosure on page 59 that persons serving as your officers and directors have existing responsibilities and may in the future provide management and services to other entities. Please add a risk factor highlighting the risk of conflicts of interest that may arise as a result of other business interests and that your officers are not engaged full time to your business.

Response to Comment No. 11:

The Company has added such a risk factor on page 12 in response to the Staff’s comment.

Risks Related to this Offering

Shares of our common stock that have not been registered under the Securities Act of 1933, as amended, regardless of whether such shares are, page 3

12.	Please expand your disclosure to disclose the date of the filing of the Company’s Current Report on Form 8-K in which you reported that you ceased to be a shell company.

Response to Comment No. 12:

The Company has revised the disclosure in the relevant risk factor on page 4 in response to the Staff’s comment.

We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stock, page 6

13.

We note that holders of your Class B common stock are entitled to five votes for each share on all matters submitted to a shareholder vote. Please expand your disclosure to discuss the risks to holders of your Class A common stock associated with your dual-class capital structure, including that future issuances of Class B shares may be dilutive to holders of Class A shares. Please also disclose the relative voting rights of Class A and Class B shares in the Summary.

U.S. Securities and Exchange Commission

July 12, 2021

Response to Comment No. 13:

The Company has revised the disclosure in the relevant risk factor on page 7 in response to the Staff’s comment. In addition, the Company has added disclosure with respect to the relative voting rights of Class A and Class B common stock in the “Prospectus Summary” section on page 2 in response to the Staff’s comment.

“If we are unable to implement and maintain effective internal control over financial reporting...”, page 7

14.

As you have noted in Item 9A. Controls and Procedures on page 45 of your Form 10-KT for the fiscal year ended December 31, 2020 and in Item 4. Controls and Procedures on page 9 of your Form 10-Q for the quarterly period ended March 31, 2021 that your internal control over financial reporting was not effective as of December 31, 2020 and that you identified material weaknesses in your disclosure controls and procedures during the period ended March 31, 2021, respectively, please revise this risk factor accordingly.

Response to Comment No. 14:

The Company has revised the disclosure in the relevant risk factor on page 12 in response to the Staff’s comment.

Our certificates, permits and licenses related to our business are subject to governmental control, page 11

15.	Please revise to disclose the extent to which you have obtained permits and licenses to conduct your current and planned operations.

Response to Comment No. 15:

The Company has revised the disclosure in the relevant risk factor on page 11 in response to the Staff’s comment.

Risks Related to our Business and Industry

We rely on third-party manufacturers to supply our products, page 11

16.

Please expand your disclosure to identify which of your products is manufactured by third-parties. In this regard, we note your disclosure on page 9 that you do not currently have any approved or commercialized products.

Response to Comment No. 16:

The Company has revised the disclosure in the relevant risk factors on pages 9 and 11 in response to the Staff’s comment.

If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply, page 14

17.

We note your disclosure that under PRC regulation that came into force on July 23, 2020, foreign investments are allowed in PRC medical institutions only through joint venture entities and the foreign shareholding in these entities is limited to 70%. You also disclose that certain industries are specifically prohibited for foreign investment, including the development and application of technologies for diagnosis and treatment of human stem cells and genes. Please expand your disclosure to explain how you comply with these requirements and the basis to support your determination that the prohibition under the Negative List does not apply to your planned operations. Please also explain your reference to “TMT industry.”

U.S. Securities and Exchange Commission

July 12, 2021

Response to Comment No. 17:

The Company has revised the disclosure in the relevant risk factor on page 14 and removed the reference to “TMT Industry” in response to the Staff’s comment.

Use of Proceeds, page 23

18.	Please revise to address the following:

•	We note your disclosure in the second risk factor on page 3 that you intend to use the proceeds from this offering for general corporate purposes, including working capital. Please expand your Use of Proceeds disclosure to discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K for guidance.

•	We note your disclosure in the second risk factor on page 6 that you may need additional capital to finance your operations and that you “expect your existing cash will not be sufficient to fund our capital requirements for at least the next two months.” Please state your opinion as to the period of time that the proceeds from the offering will satisfy your cash requirements and whether during the remainder of the fiscal year it will be necessary to raise additional funds to meet the expenditures required for operating your business.

Response to Comment No. 18:

The Company has revised the relevant risk factor on page 7, the disclosure on page 23 in the “Use of Proceeds” section, and the disclosure on page 52 in “Liquidity and Capital Resources” section in response to the Staff’s comment.

Dilution, page 24

19.

If materially different, please provide a table comparing the total number of shares purchased, total consideration paid and price paid per share by participants in this offering and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them.

Response to Comment No. 19:

The Company has added the table on page 24 in the “Dilution” section in response to the Staff’s comment.

Description of Securities

Common Stock, page 28

20.	Please expand to describe any provisions in your governing documents related to the automatic conversion of shares of your Class B common stock into shares of your Class A common stock.

U.S. Securities and Exchange Commission

July 12, 2021

Response to Comment No. 20:

The Company has added disclosure with respect to the conversion of shares of Class B common stock into shares of Class A common stock on page 28 in response to the Staff’s comment.

Business Overview, page 30

21.

We note your disclosure indicating that your future products will harvest stem cells, wound healing proteins or growth factors from the blood, or tissue, of a single donor. Please expand your disclosure to discuss your plans to target donors and procure stem cells.

Response to Comment No. 21:

The Company has revised the disclosure on pages 1, 30 and 48 in response to the Staff’s comment. The Company supplementally advises the Staff that although it plans to recruit young healthy adult women as donors in the future, it currently does not have recruited any such donors.

Business

Corporate Structure, page 30

22.

Please revise the diagram of your organizational structure to include Yubo International Biotech Limited, the parent entity, and ownership percentages of each entity immediately preceding and immediately following the offering. Please also identify any wholly foreign owned enterprises (WFOEs) under PRC regulation.

Response to Comment No. 22:

The Company has updated the structure chart on page 30 in response to the staff’s comment.

Our Strategy, page 30

23.

Please describe the material terms of your letter of intent with Chengdu Medical City and file such letter of intent as an exhibit to your registration statement or tell us why you believe such filing is not required. Refer to Item 601 of Regulation S-K.

Response to Comment No. 23:

The Company respectfully advises the Staff that in March 2021, the Company, thorough one of its PRC subsidiaries, entered into a lease agreement with Chengdu Liangkang Investment Co. to rent approximately 6,960 square meters of laboratory space in Chengdu, China. Accordingly, the Company has revised the disclosure on pages 30 and 46 and will file such lease agreement and amendment thereto as Exhibits 10.16 and 10.17 to the Amendment No. 1.

Light Application Products, page 31

24.	Please expand your disclosure to discuss your sales performance and customer base with respect to your light application product categories, or advise.

Response to Comment No. 24:

The Company has revised the disclosure on pages 32 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

July 12, 2021

Our Business Model, page 31

25.	Please revise to address the following:

•	Clarify what you mean by a “biological experience center store”;

•	Explain what VIVCELL is; and

•	Provide narrative disclosure describing your capabilities and products corresponding to each box on your business model diagram.

Response to Comment No. 25:

The Company has revised the disclosure on pages 31 and removed the business model diagram in response to the Staff’s comment.

Our Service and Products

Endometrial Stem Cell Bank, page 31

26.

Please expand to discuss the current stage of development of the stem cell bank you are building and describe the material steps remaining to be performed to complete its development, including any regulatory approvals.

Response to Comment No. 26:

The Company has revised the disclosure on pages 31 in response to the Staff’s comment.

Intellectual Property, page 32

27.

For the patents you own, please disclose the specific product(s) to which the patents relate, the scope of patent protection (e.g., composition of matter, use, or process) and duration of the patents. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K.

Response to Comment No. 27:

The Company has revised the disclosure on pages 32 in response to the Staff’s comment.

Research and Development, page 32

28.

Please expand your disclosure to describe the material terms of your Joint Research and Development Agreement with Beijing Zhenxigu Medical Research Center (L.P.), including the parties’ respective rights and obligations, term and termination provisions.

Response to Comment No. 28:

The Company has updated the disclosure with respect to the abovementioned agreement on pages 32 and 60 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

July 12, 2021

Employees, page 45

29.

Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Item 101(c)(2)(ii) of Regulation S-K for guidance.

Response to Comment No. 29:

The Company has updated the disclosure with respect to its human capital management on page 46 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policy and Estimates

Revenue Recognition, page 48

30.	Please provide the following in revised disclosure:

•	Clarify if the nebulizers and related components (i.e. tubes and medical fluid) are all sold together as a unit for one time use or if each component can be purchased individually. If the components can be sold individually, provide your accounting for each component addressing ASC 606 as applicable.

•	The shelf life of the nebulizers and each of its related components as well as your oral liquid products.

•	Describe the types of expenses that are included in your cost of goods sold.

•	Clarify if the oral liquid products you began selling in the period ended March 31, 2021 are the Life Shinkansen Liquid Dressing and/or Life Shinkansen Spray Dressing.

Response to Comment No. 30:

The Company has revised the disclosure with respect to revenue recognition on pages 49 and 51 in response to the Staff’s comment. The Company supplementally advises the Staff that the oral liquid products the Company began selling in the three months ended March 31, 2021 are the cell basidiomycetes compound drink, which is a new product launched by the Company in early 2021.

Results of Operations

For Years ended December 31, 2020 and 2019, page 48

31.	Please revise to explain the following:

•	Separately quantify each of the items identified that explains the change in your operating expenses for the periods presented.

•	Reconcile the difference between your gross profit as a percentage of sales for the year ended December 31, 2020 to the quarterly period ended March 31, 2021.

•	In your Form 10-Q for the quarterly period ended March 31, 2021, you noted that the increase in revenues was due to the increase in your sales of nebulizers. However, on page F-5 of the 10-Q, it appears that your sales from liquid products represented approximately 75% of your total sales.

U.S. Securities and Exchange Commission

July 12, 2021

Response to Comment No. 31:

•	The Company has added a breakdown of operating expenses for the years ended December 31, 2020 and 2019 on page 51 in response to the Staff’s comment.

•	The Company has revised the disclosure with respect to gross profit margins for the three months ended March 31, 2021 and the year ended December 31, 2020 the on page 50 in response to the Staff’s comment.

•	The Company has revised the disclosure with respect to sales revenue for the three months ended March 31, 2021 on page 50 in response to the Staff’s comment.

Liquidity and Capital Resources, page 50

32.

As you have noted that you expect to incur significant research and development expenses related to your products during the next 12 months, please provide your accounting policy for research and development expenses. Also, quantify the amount of research and development expense recorded for each period presented and which line item in your financial statements you have recorded these expenses.

Response to Comment No. 32:

The Company has revised the disclosure on page 51 in response to the Staff’s comment.

Executive Compensation, page 55

33.	Please revise to disclose your executives’ compensation in U.S. dollars.

Response to Comment No. 33:

The Company has revised the disclosure on page 57 in response to the Staff’s comment.

Certain Relationships and Related Transactions and Director Independence

Related Party Transactions, page 58

34.

Please disclose the aggregate amount of service fees you have paid, or that are due, under your Entrustment Technical Service Agreement with Beijing Zhenhuikang Biotechnology Co., Ltd. Please also provide disclosure of the material terms of this agreement in the Business section.

Response to Comment No. 34:

The Company has revised the disclosure on pages 31 and 60 in response to the Staff’s comment. The Company supplementally advises the Staff that because the Company is still in the process of building the stem cell bank, no services have been provided by Beijing Zhenhuikang Biotechnology Co., Ltd. and the Company has not incurred any service fee under such agreement.

_________________________

U.S. Securities and Exchange Commission

July 12, 2021

We thank the Staff for its review and consideration of the Company’s Amendment No. 1 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (916) 868-0630 or by email at leema@gtlaw.com.

Sincerely,

By:	/s/ Mark C. Lee
Mark C. Lee, Esq.

cc:	Jun Wang, Chief Executive Officer, Yubo International Biotech Limited
Lina Liu, Chief Financial Officer, Yubo International Biotech Limited
George Qi, Esq., Greenberg Traurig, LLP